October 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Matthew Crispino
Morgan Youngwood

Re:	SilverSun Technologies, Inc.
Application for Withdrawal on Form RW for Registration Statement on Form S-4 (Registration No. 333-267934)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SilverSun Technologies Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-267934), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 19, 2022, and amended with the filing of Amendment No. 1 to the Registration Statement on January 9, 2023, Amendment No. 2 to the Registration Statement on February 14, 2023, Amendment No. 3 to the Registration Statement on April 4, 2023, and Amendment No. 4 to the Registration Statement on April 28, 2023.

The Company requests withdrawal of the Registration Statement (including all amendments thereto) because, as reported on the Company’s Current Report on Form 8-K, filed with the Commission on October 16 2023, on October 13, 2023, the Company terminated the Agreement and Plan of Merger dated as of September 29, 2022 and amended on each of October 20, 2022; December 21,2022; March 13, 2023; April 28, 2023; July 11, 2023; and September 6, 2023, by and among the Company, Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of the Company, Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company, and Rhodium Enterprises, Inc., a Delaware corporation (“Rhodium”), (as amended, the “Merger Agreement”). The Merger Agreement was terminated by the Company pursuant to Section 7.02(a) of the Merger Agreement which provides that the Merger Agreement may be terminated, and the transactions contemplated thereby abandoned by either the Company or Rhodium at any time before the effective time of the first merger contemplated by the Merger Agreement, by written notice from the terminating party to the other party if the closing under the Merger Agreement has not occurred on or before September 30, 2023.

Accordingly, the Company will not proceed with the merger described in the Registration Statement or the issuance of shares of its common stock as merger consideration to Rhodium’s shareholders. Because the proposed offering of the common stock that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Very truly yours,

/s/ Mark Meller
Mark Meller, Chief Executive Officer
SilverSun Technologies, Inc.

cc:	Stephen Krikorian
Jan Woo
Securities and Exchange Commission